UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 6, 2017

WPCS INTERNATIONAL INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware	001-34643	98-0204758
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

521 Railroad Avenue Suisun City, California	94585
(Address of Principal Executive Office)	(Zip Code)

Registrant's telephone number, including area code (707) 432-1300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 6, 2017, WPCS International Incorporated, a Delaware corporation (“WPCS”), DC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of WPCS (“Merger Sub”), and DropCar, Inc., a Delaware corporation (“DropCar”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into DropCar, with DropCar becoming a wholly-owned subsidiary of WPCS and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger (the “Closing”), (a) each outstanding share of DropCar common stock and DropCar preferred stock will be converted into the right to receive a number of shares of WPCS’ common stock (“WPCS Common Stock”) equal to the Exchange Ratio (as defined below); and (b) each outstanding DropCar warrant that has not previously been exercised prior to the Closing will be assumed by WPCS.

Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), as of immediately after the Merger, the former DropCar securityholders (including the investors in the Company Closing Financing (as defined below) and certain DropCar advisors) are expected to own approximately 85% of the outstanding shares of WPCS Common Stock on a fully-diluted basis and securityholders of WPCS as of immediately prior to the Merger are expected to own approximately 15% of the outstanding shares of WPCS Common Stock on a fully-diluted basis. The Exchange Ratio and respective ownership of the DropCar securityholders and existing WPCS equity holders is subject to adjustment in the event that WPCS’ “Net Cash” (as defined in the Merger Agreement) is less than, or greater than, $419,000 as of the Closing. For purposes of calculating the Exchange Ratio, the number of outstanding shares of WPCS Common Stock immediately before the Merger takes into account the dilutive effect, calculated using the Treasury Method under U.S. GAAP, of the shares of WPCS Common Stock underlying options (but not warrants) outstanding as of the date of the Merger Agreement using an assumed value of $2.50 per share of WPCS Common Stock. In addition, the shares underlying warrants to purchase DropCar common stock will be included in the DropCar 85% allocation. All the shares of WPCS convertible preferred stock and options and warrants to purchase shares of WPCS common stock will remain outstanding after the Merger and all outstanding DropCar warrants will be exchanged for warrants to purchase WPCS Common Stock based upon the Exchange Ratio. No fractional shares will be issued in the Merger; rather, WPCS will pay cash in lieu of any such fractional shares.

As a condition to the Closing, DropCar is obligated to raise up to $5 million, but not less than $4 million, in equity financing (the “Company Closing Financing”). The Company Closing Financing is expected to close immediately prior to or simultaneously with the Closing. In addition, the consummation of the Merger is subject to customary conditions, including, without limitation, (a) approval by the WPCS and DropCar stockholders of the Merger Agreement and the transactions contemplated thereby; (b) the absence of any law, order, injunction or other legal restraint prohibiting the Merger; and (c) receipt of approval from NASDAQ to list the shares of WPCS common stock on the NASDAQ Capital Market post-Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (i) the accuracy of the other party’s representations and warranties (subject to customary qualifiers), and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary qualifiers). The Merger Agreement contains specified termination rights for both WPCS and DropCar, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $250,000, which, under specified circumstances, may include reimbursement for various expenses incurred in connection with the proposed Merger up to a maximum of $125,000.

The Merger Agreement contains customary representations, warranties and covenants. The representations, warranties and covenants made in the Merger Agreement (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by confidential disclosures made to WPCS and DropCar in connection with the Merger Agreement, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding WPCS or DropCar or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of WPCS, DropCar or any of their respective Subsidiaries or Affiliates (as such terms are defined in the Merger Agreement). Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in WPCS’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding WPCS that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”).

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From and after the date of the Merger Agreement, subject to certain exceptions, each of WPCS and DropCar is subject to customary “no-shop” restrictions on its ability to solicit or respond to alternative takeover proposals from third parties, furnish information to and engage in discussions with third parties regarding alternative takeover proposals, recommend an alternative takeover proposal or enter into an agreement with respect to an alternative takeover proposal.

Concurrently, with the consummation of the Merger, the senior executive officers of WPCS will resign and will be replaced by the senior executive officers of DropCar. In addition, five of the seven WPCS directors will resign and five new directors designated by DropCar will be appointed as their replacements.

Under the Merger Agreement, WPCS has agreed that it will seek stockholder approval to adopt amendments to its certificate of incorporation to: (a) obtain stockholder approval for a reverse stock split of its outstanding shares and, assuming such approval is obtained, to effect such a reverse stock split if necessary in order to qualify the combined company for listing on the NASDAQ Capital Market on the Effective Date, and (ii) to change the name of WPCS to “DropCar, Inc.,” each subject to the consummation of the Merger.

Support Agreements

In accordance with the terms of the Merger Agreement, (a) the officers, directors and specified stockholders of DropCar owning or controlling, in the aggregate, approximately 67% of DropCar’s outstanding capital stock have each entered into a support agreement with WPCS (the “DropCar Support Agreements”), and (b) the officers, directors and specified stockholders of WPCS who presently own no Common Stock (the sole voting security of WPCS) but who have the right to acquire WPCS Common Stock upon the conversion of outstanding shares of preferred stock, or the exercise of outstanding stock options or warrants have each entered into a support agreement with DropCar (the “WPCS Support Agreements”), (and together with the DropCar Support Agreements, the “Support Agreements”). Certain of the Support Agreements restrict the transfer of the shares of WPCS and DropCar held by the respective signatories to such Support Agreements and include covenants as to the voting of shares held as of the record date for each party’s stockholder vote to vote in favor of approving the transactions contemplated by the Merger Agreement and against taking specified actions that could adversely affect the consummation of the Merger.

In addition, certain specified stockholders of each of WPCS and DropCar have agreed to vote any shares held as of the record date for each party’s stockholder vote in favor of approving the transactions contemplated by the Merger Agreement and against taking specified actions that could adversely affect the consummation of the Merger.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of WPCS Support Agreements and the form of DropCar Support Agreements, which are filed as Exhibits 2.1, 2.2, 2.3, 2.4 and 2.5 respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.

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Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, WPCS will file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a proxy statement, which will contain information about WPCS, the proposed Merger, and related matters. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER. In addition to receiving the proxy statement or a notice of internet availability of the proxy statement from WPCS by mail, stockholders will also be able to obtain the proxy statement, as well as other filings containing information about WPCS, without charge, from the SEC’s website (www.sec.gov) or, without charge, from WPCS by mail or from WPCS website (www.wpcs.com). WPCS and its executive officers and directors may be deemed to be participants in the solicitation of proxies from WPCS stockholders with respect to the proposed Merger. Information regarding any interests that the executive officers and directors of WPCS may have in the transaction will be set forth in the proxy statement. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

WPCS and its directors and executive officers and DropCar and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WPCS in connection with the proposed Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement / prospectus / information statement referred to above. Additional information regarding the directors and executive officers of WPCS is also included in WPCS’ Annual Report on Form 10-K for the year ended April 30, 2017. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at WPCS at the address described above.

Item 7.01. Regulation FD Disclosure.

On September 6, 2017, WPCS issued a press release announcing the entry into the Merger Agreement, a copy of which is furnished as Exhibit 99.1 attached hereto and is incorporated herein by reference.

On September 6, 2017, a representative of DropCar sent an email to DropCar's customers, vendors, business partners and industry contacts announcing the Merger Agreement. A copy of the email is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

A PowerPoint presentation to be utilized in connection with the WPCS and DropCar joint teleconference reference below in furnished as Exhibit 99.3.

In accordance with general instruction B.2 to Form 8-K, the information in this Form 8-K under Item 7.01 (Regulation FD Disclosure) shall be deemed “furnished” and not filed with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

WPCS and DropCar will host a joint teleconference on September 6, 2017, at 4:15pm EDT to discuss the merger announcement. To access the live conference call, participants may dial 888-428-9506, Participant Passcode: 9276054. A recorded replay of the teleconference will be available on the WPCS website. The replay may be accessed through the “newsroom” section of WPCS website, http://www.wpcs.com/newsroom.php.

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Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the combined company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” All statements, other than statements of historical facts, included in or incorporated by reference into this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed merger or financing; WPCS’ continued listing on the NASDAQ Capital Market until closing of the proposed merger; the combined company’s listing on the NASDAQ Capital Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the adequacy of the combined company’s capital to support its future operations; the nature, strategy and focus of the combined company; the development and commercial potential of any product and services of the combined company; the executive and board structure of the combined company; and expectations regarding voting by WPCS’ and DropCar’s stockholders. WPCS and DropCar may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by WPCS and DropCar, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements, and the impact of competitive products and technological changes. WPCS and DropCar each disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPCS International Incorporated

Dated: September 6, 2017

	By:	/s/ David Allen
David Allen, Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017, by and among WPCS International Incorporated, DC Acquisition Corporation and DropCar, Inc.

2.2	Form of Support Agreement, by and between DropCar, Inc. and directors, officers and certain stockholders of WPCS International Incorporated

2.3	Form of Support Agreement, by and between DropCar, Inc. and certain stockholders of WPCS International Incorporated.

2.4	Form of Support Agreement, by and between WPCS International Incorporated and directors, officers and certain stockholders of DropCar, Inc.

2.5	Form of Support Agreement, by and between WPCS International Incorporated and certain stockholders of DropCar, Inc.

99.1	Press release, dated September 6, 2017.

99.2	Email to DropCar, Inc. customers, vendors, business partners and industry contacts, dated September 6, 2017.

99.3	WPCS/DropCar Presentation dated September 6, 2017.

*	The schedules and exhibits to the Agreement and Plan of Merger and Reorganization have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

* * * * *

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